UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

EVE MOBILITY ACQUISITION CORP

(Name of Registrant)

Cayman Islands	001-41167	98-1595236
(State of Incorporation)	(Commission File No.)	(IRS Employer Identification No.)

4001 Kennett Pike, Suite 302

Wilmington, DE 19807

(Address of Principal Executive Offices)

(302) 273-0014

(Registrant’s Telephone Number)

Approximate Date of Mailing: February 6, 2024

EVE MOBILITY ACQUISITION CORP
4001 Kennett Pike, Suite 302
Wilmington, DE 19807
Telephone: (302) 273-0014

INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND
RULE 14F-1 THEREUNDER

NOTICE OF PROPOSED CHANGE IN THE
MAJORITY OF THE BOARD OF DIRECTORS

February 6, 2024

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AS REQUIRED BY SECTION 14(F) OF THE SECURITIES EXCHANGE ACT AND RULE 14F-1 PROMULGATED THEREUNDER AND NOT IN CONNECTION WITH ANY VOTE OF THE SHAREHOLDERS OF EVE MOBILITY ACQUISITION CORP.

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE NOT REQUIRED TO SEND A PROXY OR TAKE ANY ACTION.

INTRODUCTION

The information contained in this information statement (this “Information Statement”) is being furnished to all holders of record of Ordinary Shares (as defined below) of EVe Mobility Acquisition Corp (the “Company” or “EVe”) at the close of business on February 5, 2024 in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”), and Rule 14f-1 under the Exchange Act. In this Information Statement, references to “we,” “us” and “our” refer to the Company. No action is required by the shareholders of the Company in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder require the mailing to our shareholders of record of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of our directors occurs, otherwise than at a meeting of our shareholders. Accordingly, the change in a majority of our directors that would occur upon consummation of the transactions contemplated by the terms of the Purchase Agreement (as defined below) will not occur until at least 10 days following the mailing of this Information Statement.

This Information Statement will be mailed to our shareholders of record on or about February 6, 2024.

Please read this Information Statement carefully. It describes the terms of the Purchase Agreement and contains certain biographical and other information concerning our executive officers and directors after consummation of the transactions contemplated by the Purchase Agreement. All of our filings and exhibits thereto, may be inspected without charge on the SEC’s website at www.sec.gov.

NO VOTE OR OTHER ACTION BY THE COMPANY’S SHAREHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

Purchase Agreement

On February 2, 2024, the Company entered into a purchase agreement (the “Purchase Agreement”) with EVe Mobility Sponsor LLC, a Cayman Islands limited liability company, the Company’s prior sponsor (the “Sponsor”) and Blufire Capital Limited, an Abu Dhabi private company limited by shares (the “New Sponsor”), pursuant to which, the Sponsor agreed to transfer to the New Sponsor or its affiliates (i) 6,320,667 Founder Shares (as defined below) in exchange for assuming the liabilities of the Company (the “Transfer”). In connection with the Transfer, the New Sponsor was entitled, in its sole discretion, to replace any officers or directors of the Company and the Company agreed to take such actions necessary to effectuate such changes (the “Management Change”). The Transfer, the Management Change and the other transactions contemplated by the Purchase Agreement are hereinafter referred to as the “Sponsor Handover.” New Sponsor also agreed to convert approximately $425,000 under the Working Capital Note (as defined below) owed by the Company to the Sponsor to be converted into Class A Ordinary Shares at the closing of an initial business combination at a rate of one Class A Ordinary Share for every $10.00 principal amount under the Working Capital Note. Immediately prior to the execution of the Purchase Agreement, the Board of Directors (as defined below) appointed Jesvin Kaur as an officer of the Company.

As a condition to consummation of the Sponsor Handover, new members of the Company’s board of directors (the “Board of Directors”) and a new management team for the Company must be appointed by the existing Board of Directors and the existing members of the Board of Directors and the existing management team (other than EVe’s Chief Operating Officer, Jesvin Kaur) must resign (the “Director and Management Handover”), which must be effective upon consummation of the Sponsor Handover.

Pursuant to the terms of the Purchase Agreement, the New Sponsor also agreed, among other things, to (i) indemnify and hold harmless the Sponsor on terms that are the same as each of the Indemnity Agreements (the “Indemnity Agreements”), dated December 14, 2021 and October 13, 2023, entered into between the Company and each of the current and former directors and officers of the Company (the “Indemnitees”) in connection with the Company’s initial public offering, and, if requested by the Sponsor or any other Indemnitee, the Company and the New Sponsor shall assume the defense of any relevant claims or proceedings, (ii) on or prior to the closing of the transactions contemplated by the Purchase Agreement, at its own cost and expense to (a) extend the term of the existing directors and officers liability insurance policy until December 17, 2024 and (b) obtain commercially reasonable run-off or “tail” directors and officers liability insurance policy coverage, and (iii) with effect from the closing of the transactions contemplated by the Purchase Agreement, join as a party to the Letter Agreement, dated December 14, 2021, by and among the Sponsor, the officers and directors of the Company and the Company (the “Letter Agreement”).

The Purchase Agreement provides that consummation of the Sponsor Handover is conditional on, among other things, (i) each of the underwriters of the Company’s initial public offering (the “Underwriters”) waiving in writing (a) its right to receive the deferred underwriting fee and any other amounts or rights it may have pursuant to the Underwriting Agreement, dated December 14, 2021, by and among the Underwriters and the Company, and (b) all rights and fees they may have under the Business Combination Marketing Agreement, dated December 14, 2021, by and among the Underwriters and the Company, (ii) the New Sponsor joining as a party to the Letter Agreement, (iii) the Director and Management Handover, and (iv) the New Sponsor, at its own cost and expense, having extended the term of the existing directors and officers liability insurance policy until December 17, 2024.

In addition, pursuant to the terms of the Purchase Agreement, (i) each of the parties thereto agreed, among other things, that the provisions of the Indemnity Agreements shall remain in full force and effect notwithstanding any resignation of the directors and officers of the Company, and (ii) the Company and the New Sponsor agreed to release the directors and officers of the Company (as of the date of the Purchase Agreement) and the Sponsor from any and all claims relating to the Company that accrued or may have accrued prior to consummation of the Sponsor Handover. The New Sponsor also agreed to (i) use its best efforts to, upon filing any definitive proxy statement of the Company for an extraordinary meeting of shareholders with the Securities and Exchange Commission (the “SEC”), (a) include a proposal to change the name of the Company to a name selected by the New Sponsor, (b) obtain approval of the proposals set forth in such definitive proxy statement, and (c) following receipt of such approval, change the name of the Company and change the “tickers” under which each of the Company’s securities trades on the NYSE American LLC to different “tickers” to be selected by the New Sponsor, and (ii) procure that, in connection with an initial business combination entered into by the Company, the Sponsor and the independent directors of the Company (as of the date of the Purchase Agreement) shall have the benefit of demand, piggyback and shelf registration rights with respect to any securities of the Company (or any successor company following an initial business combination) that are owned by the Sponsor or such independent directors on terms that are at least equal to those granted to the New Sponsor in connection with such initial business combination.

There can be no assurance that the conditions to the consummation of the Sponsor Handover will be satisfied or that the Sponsor Handover will be consummated.

Based on 15,603,171 Class A ordinary shares, par value $0.0001 per share, of the Company (“Class A Ordinary Shares”) and no Class B ordinary shares, par value $0.0001 per share, of the Company (“Class B Ordinary Shares”) outstanding on the date of this Information Statement, immediately following consummation of the transactions contemplated by the Purchase Agreement, the New Sponsor will hold 6,320,667 Class A Ordinary Shares, or 40.5% of the outstanding Class A Ordinary Shares; and the Sponsor will hold 2,995,523 Class A Ordinary Shares (inclusive of Class A Ordinary Shares underlying Private Placement Units), or 19.2% of the outstanding Class A Ordinary Shares.

There is no family relationship or other relationship between the Company and the New Sponsor.

In connection with the consummation of the transactions contemplated by the Purchase Agreement, among other things, new members of the Board of Directors and a new management team (comprising Khairul Azmi Bin Ismaon, Dr. Ulf Henning Richter, Jesvin Kaur, Shabeeb Hamad Sultan AL Darmaki, Brian David Kitney and Nikita Jaiswal, (the “Designees”)) for the Company would be appointed by the existing Board of Directors and the existing members of the Board of Directors and the existing management team (comprising Maximilian A. Staedtler, Osman Ahmed, Curtis Pierce, Jesvin Kaur, Scott Painter, Georg Bauer, Sue Callaway, Carla Bailo and Regina Shekerdemian) would resign, which would be effective 10 days after the mailing of this Information Statement to the holders of record of our Ordinary Shares (the “Director and Officer Handover Date”).

As a result of the foregoing, on the Director and Officer Handover Date, all of the current officers and directors of the Company will be replaced by newly appointed officers and directors, and the Designees will then constitute the entire Board of Directors. Please read this information statement carefully. It contains certain biographical and other information concerning the current and new officers and directors.

All information in relation to the New Sponsor and the Designees included in this Information Statement is included therein in reliance on representations made to the Company by the New Sponsor.

THE CHANGE IN THE COMPOSITION OF THE BOARD OF DIRECTORS DISCLOSED IN THIS SCHEDULE 14f-1 FILING WILL RESULT IN A CHANGE IN A MAJORITY OF THE DIRECTORS OF THE COMPANY.

CHANGE IN BOARD MEMBERS AND EXECUTIVE OFFICERS

The current directors and officers of the Company are as described below under “Directors and Executive Officers  — Current Directors and Executive Officers”. The Designees, as described under Directors and Executive Officers  — Appointments to the Board of Directors as part of the Transactions Contemplated by the Purchase Agreement, will replace the current directors and officers of the Company. This change is expected to occur on the Director and Officer Handover Date.

To the Company’s knowledge, based on representations from the New Sponsor, during the past 10 years, none of the Designees have been:

●	the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time; or

●	convicted in a criminal proceeding or is subject to a pending criminal proceeding (excluding traffic violations and other minor offenses); subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law.

VOTING SECURITIES

As of the date of this Information Statement, the authorized share capital of the Company is (i) 500,000,000 Class A Ordinary Shares, (ii) 50,000,000 Class B Ordinary Shares and (iii) 5,000,000 preference shares, par value $0.0001 per share. As used herein, “Ordinary Shares” means Class A Ordinary Shares and Class B Ordinary Shares.

As of the date of this Information Statement, there are (i) 15,603,171 Class A Ordinary Shares outstanding, and (ii) no Class B Ordinary Shares outstanding. As of the date of this Information Statement, there are (i) 1,140,000 private placement units (the “Private Placement Units”), each consisting of one Class A Ordinary Share and one-half of one redeemable warrant, and (ii) 13,070,000 warrants outstanding (including 12,500,000 public warrants issued as part of the units in the Company’s initial public offer and 570,000 warrants underlying the Private Placement Units.

The amended and restated memorandum and articles of association, as amended, of the Company as in effect (the “Current Charter”) on the date of this Information Statement provide that holders of record of our Class A Ordinary Shares and holders of record of our Class B Ordinary Shares are entitled to one vote for each share held on all matters to be voted on by shareholders and vote together as a single class, except as required by law; provided, that, prior to our initial business combination, holders of record of our Class B Ordinary Shares will have the right to appoint all of our directors and remove members of the Board of Directors for any reason, and holders of record our Class A Ordinary Shares will not be entitled to vote on the appointment of directors during such time. Holders of our Ordinary Shares have no cumulative voting rights.

DIRECTORS AND EXECUTIVE OFFICERS

Current Directors and Executive Officers

Set forth below are the current directors and executive officers of the Company as of the date of this Information Statement:

Name	Age	Title
Maximilian A. Staedtler	31	Chief Executive Officer
Osman Ahmed	37	President
Curtis Pierce	29	Chief Financial Officer
Jesvin Kaur	48	Chief Operating Officer
Scott Painter	55	Chairman of the Board of Directors
Georg Bauer	72	Vice Chairman of the Board of Directors
Sue Callaway	60	Director
Carla Bailo	63	Director
Regina Shekerdemian	35	Director

Maximilian A. Staedtler serves as the Chief Executive Officer of EVe. Mr. Staedtler is a Partner and Managing Director at 10X Capital, a New York and Miami-based multi-strategy investment firm, where he leads a deal team of capital markets, M&A, private equity, and legal professionals. Mr. Staedtler’s experience includes deal sourcing, growth equity investing, M&A advisory, capital markets, credit analysis, and structuring across industries such as enterprise software, financial technology, healthcare, and diversified industrials. Prior to joining 10X Capital, Mr. Staedtler was an investment banker in the Goldman Sachs Group, Inc. (NYSE: GS) Technology, Media & Telecommunications (TMT) investment banking unit, based in San Francisco. He advised on transactions including direct listings, IPOs, follow-ons, SPACs, mergers & acquisitions, leveraged buyouts, and private placements of equity and debt securities. Closed deals include Coinbase Global Inc (NASDAQ: COIN), Lemonade Inc (NYSE: LMND), Marqeta Inc (NASDAQ: MQ), Upstart Holdings (NASDAQ: UPST), BMC Software Inc, Dell Technologies Inc (NYSE: Dell), Gigamon (acquired by affiliates of Elliott Management), Mark Forged (NYSE: MKFG), and others. Mr. Staedtler graduated summa cum laude from Florida International University’s College of Business.

Osman Ahmed serves as President of EVe. Mr. Ahmed is a Managing Director and Head of Private Equity at 10X Capital. He has over 12 years of principal investment, advisory, and operating experience. Prior to joining 10X Capital, Mr. Ahmed was the CEO of Founder SPAC, a $321M special purpose acquisition company focused on digital transformation. Founder SPAC successfully completed its merger with Rubicon Technologies (NYSE: RBT) in August 2022. Previously, Mr. Ahmed was an investor at KCK Group, a private markets investor. He also served as CFO of Beehive Industries, a KCK Group Portfolio company. Mr. Ahmed previously has held roles at Volition Capital, Scale Venture Partners, and Stifel Financial (NYSE: SF). Throughout his career, Mr. Ahmed has executed leveraged buyout, special situations, and growth equity investments in technology, business services, industrials, and healthcare. Prior closed deals include: Harvest Food Distributors, Sherwood Food Distributors, Hibernia Networks (acquired by GTT), RingCentral (NYSE: RNG), TraceLink, Al Fakher Tobacco, Better.com (NASDAQ: BETR), and others. Mr. Ahmed holds a B.S. in Computer Science from the University of Southern California and an M.B.A. from the University of Chicago Booth School of Business. He currently sits on the board of directors of Rubicon Technologies (NYSE: RBT) and serves as the company’s lead independent director.

Curtis Pierce serves as Chief Financial Officer of EVe. Mr. Pierce has experience sourcing, evaluating, structuring, and executing transactions and investments in technology, media, telecommunications, and diversified industries. Mr. Pierce is a Vice President at 10X Capital responsible for investment and capital markets activities across 10X Capital’s SPAC sponsorship and venture capital businesses. At 10X Capital, he led firm investments in Cerebras Systems, TRADE X, Maisonette, and Block Training. Prior to joining 10X Capital, Mr. Pierce was an investment banker at Wells Fargo Securities in the equity capital markets group covering technology, media, and telecommunications verticals as well as SPAC advisory. Mr. Pierce has extensive SPAC and capital markets experience having executed more than 20 SPAC transactions and related financings and over $40 billion in transaction value across public and private capital markets. Mr. Pierce graduated magna cum laude from the University of Utah’s David Eccles School of Business with an Honors Bachelor of Science in Finance. He also serves as the President and Chairman of the New York City Chapter of the University of Utah Alumni Association.

Jesvin Kaur serves as Chief Operating Officer of EVe. Ms. Kaur has over 25 years of experience in business advisory, strategic communication solutions, reputation management, and stakeholder engagement. She is the Director of Think Tree Advisory Sdn Bhd and the Senior Advisor to Optima Strategies Ltd, where her roles involved providing strategic business advice, communication strategy, reputation management and assisting clients to navigate through a diverse range of investment and commercial challenges within the ASEAN region. Ms. Kaur headed the Research and Advisory unit at KRA Group, a regional role covering Indonesia, Malaysia and Singapore. Prior to that, she was a senior investment analyst at Maybank Securities. She had also served at the Strategy and Risk Management Division of the Securities Commission of Malaysia for over four years where she was involved in the drafting and implementation of the Capital Market Masterplan. In the region, she has advised Government Ministries and Institutions, Government-linked Investment Companies, Multinational Companies, Private Equity Funds, and a host of other corporate and investment firms, on a range of issues including market access strategy, stakeholder relations, media engagement, strategic and financial communication. Ms. Kaur has a Bachelor of Business (Accounting and Finance) from the University of Technology (Sydney) and possesses a strong network within the media, corporate and business circles. She has also completed the Lee Kuan Yew School of Public Policy Executive Education on Public Policy: Design and Implementation for Success.

Scott Painter has served as the Chairman of our board of directors since our inception in April 2021. He has launched innovative business models that have helped transformed the automotive industry. Since September 2020, he has served as CEO of NextCar Holding Company, Inc, an automotive subscription platform, in which capacity he is in frequent contact with innovators in the mobility sector. In September 2016, he founded Fair, a used vehicle subscription company. Mr. Painter studied Political Science and Systems Engineering at the United States Military Academy at West Point between 1989 and 1991; he did not receive a degree and left before graduating. He then studied Economics at the University of California, Berkeley (UC Berkeley) between 1992 and 1993; he did not receive a degree and left UC Berkeley prior to graduation.

We believe Mr. Painter is qualified to serve as a member of our board of directors because of his substantial executive, operational and strategic experience gained from founding and holding Chief Executive Officer and board member positions at leading public and private companies.

Georg Bauer has served as the Vice Chairman of our board of directors since December 2021. Mr. Bauer has over 40 years of experience in global financial services for leading automotive companies. Since September 2020, he has served as Chairman of NextCar Holding Company, Inc, an automotive subscription platform, in which capacity he is in frequent contact with innovators in the mobility sector. In September 2016, he co-founded Fair with Scott Painter. In 2013, Mr. Bauer joined Tesla to build the financial services business in markets across Europe and Asia, a position he held until September 2016. Mr. Bauer holds a degree in business and finance as Dipl. Betriebswirt (FH) from Fachhochschule Rosenheim. From 2011-2013 he taught “Global Entrepreneurship and Innovation” at Munich Business School’s MBA program.

We believe Mr. Bauer is qualified to serve as a member of our board of directors because of his substantial executive, operational and strategic experience gained from serving in leadership positions at leading public automotive companies.

Carla Bailo has served on our board of directors since December 2021. Carla Bailo is the President and CEO of ECOS Consulting LLC and past President and CEO of the Center for Automotive Research (CAR), and is a leader in engineering and vehicle program management with 42 years of experience in the automotive industry. In addition to her role at ECOS, Ms. Bailo is currently an Independent Director on the corporate boards for SM Energy (SM) and Advance Auto Parts (AAP). Prior to joining CAR, she was most recently the assistant vice president for mobility research and business development at The Ohio State University. She also has 25 years of experience at Nissan North America, Inc., where she served as senior vice president of research and development. Ms. Bailo also spent 10 years at General Motors. She has a MS degree in mechanical engineering from the University of Michigan and a BS degree in mechanical engineering from Kettering University.

We believe Ms. Bailo is well qualified to serve on our board because of her extensive professional experience in the automotive industry.

Sue Callaway has served on our board of directors since December 2021. Ms. Callaway is a co-founder of Glovebox, where she has served since March 2019. Ms. Callaway also co-founded Fortune’s Most Powerful Women Summit and innovated marketing and content platforms for brands from Esquire and Jaguar to TrueCar and THE AUTO 100. Before co-founding Glovebox, she was EVP, Editorial Director at Edelman, where she oversaw content strategy and creation, and crisis and media training for global clients. Prior to joining Edelman, Ms. Callaway was the Senior Editor, Automotive, for Time Inc., where she oversaw and produced industry coverage - digital, video, and print - for Fortune, Sports Illustrated, Time, and Money, among others. She was a member of the board of directors at TrueCar and was also the founder and CEO of THE AUTO 100, a web-based content and analytics platform that tracks and ranks verticals in real-time.

We believe Ms. Callaway is well qualified to serve on our board of directors because of her extensive professional experience in the automotive industry.

Regina Shekerdemian has served on our board of directors since October 2023. Mrs. Shekerdemian is Co-Founding Partner of The Venture Collective (TVC), a venture capital firm focused on investing in companies at the intersection between transformational tech and science, and deep, positive impact. She is also a Yale University Advisory Board Member. Prior to TVC, Mrs. Shekerdemian was a Director at BlackRock and Co-Chair of BlackRock Gives (the firm’s global philanthropic organization), with a near decade-long tenure across the New York, San Francisco, and London offices. There, she worked in multi-asset allocation and business development for some of the firm’s largest clients in the US, UK and Ireland. In her most recent role, she was Director of a team responsible for driving new client engagements and custom solutions across a diverse set of asset categories as well as maintaining a book of $132B in AUM and $110M in revenue generated per annum. While at the firm, she was a holder of both the Series 7 and Series 63 licenses. Mrs. Shekerdemian was selected as a Forbes 30 Under 30 honoree for being promoted to the youngest director globally in BlackRock’s history. Mrs. Shekerdemian holds a BA in English & History (minor in Anthropology) from Columbia University as well as a MBA from Oxford University.

We believe Mrs. Shekerdemian is well qualified to serve on our board of directors because of her extensive professional and investment experience.

As part of the transactions contemplated by the Purchase Agreement, all the current directors and executive officers of the Company including Maximilian A. Staedtler, Osman Ahmed, Curtis Pierce, Jesvin Kaur, Scott Painter, Georg Bauer, Sue Callaway, Carla Bailo and Regina Shekerdemian will resign from all respective positions with the Company. In addition, as part of the transactions contemplated by the Purchase Agreement, without a vote of the shareholders, the individuals below will be appointed to the positions indicated next to their name. This change in the Board of Directors is expected to occur on the Director and Officer Handover Date.

Except with respect to the Purchase Agreement, there is no agreement or understanding between the Company and each current officer or director pursuant to which he was selected as an officer or director. No family relationships exist between any of our current directors or officers.

The Company is not aware of any material proceedings in which any director, executive officer or affiliate of the Company, any owner of record or beneficially of more than 5% of any class of our Ordinary Shares, or any associate of any such director, officer, affiliate or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

Board Meetings; Annual Meeting Attendance

The Company was incorporated on March 23, 2021, and selected December 31 as its fiscal year end. The Company held an annual meeting of its shareholders during its fiscal year ended December 31, 2023. During the fiscal year ended December 31, 2023, the Board of Directors held six board meetings and also passed certain resolutions pursuant to the unanimous written consent of all the directors of the Company. Holders of our securities can send communications to the Board of Directors via mail or telephone to the Chairman of the Board of Directors at the address and telephone number appearing on the first page of this Information Statement. The Company has not yet established a policy with respect to our directors’ attendance at annual meetings. A shareholder who wishes to communicate with the Board of Directors may do so by directing a written request addressed to the Chairman of our Board of Directors at the address appearing on the first page of this Information Statement.

Appointments to the Board of Directors as part of the Transactions Contemplated by the Purchase Agreement

On the Director and Officer Handover Date, the Board of Directors will comprise Khairul Azmi Bin Ismaon, Jesvin Kaur, Shabeeb Hamad Sultan AL Darmaki, Brian David Kitney, and Nikita Jaiswal.

The following table sets forth information regarding the Company’s officers and directors with effect from the Director and Officer Handover Date.

Name	Age	Title
Khairul Azmi Bin Ismaon	41	Chief Executive Officer and Director
Dr. Ulf Henning Richter	44	Chief Financial Officer
Jesvin Kaur	48	President, Chief Operating Officer and Director
Shabeeb Hamad Sultan AL Darmaki	50	Independent Director
Brian David Kitney	54	Independent Director
Nikita Jaiswal	39	Independent Director

Khairul Azmi Bin Ismaon will serve as our Chief Executive Officer and one of our directors. Mr. Ismaon is a highly skilled professional with a proven track record in asset and business turnaround, specializing in efficient and profitable operations across challenging regions. Holding a Bachelor's Degree in Business Administration and a Diploma in Accountancy, Mr. Ismaon has secured cross-border Operations & Maintenance contracts, ventured into specialized O&M for mechanical equipment, and played a key role as Chief Strategy Officer at Ehsan Energy Ventures. As Corporate Planning Director at Aureus LNG GmbH, he contributed to early LNG infrastructure development. Founder of GRG Industries, he secured millions in term loans with a niche business model. Khairul Azmi's career reflects strategic leadership, operational efficiency, and positive business outcomes.

We believe Mr. Ismaon is qualified to serve as a member of our board of directors because of his extensive professional experience in various leadership roles and his general business experience.

Dr. Ulf Henning Richter will serve as our Chief Financial Officer. Dr. Richter is a distinguished academic and entrepreneur, holds a Doctorate in Economic Sciences from HEC Lausanne, Switzerland, and an MBA from European Business School, Oestrich-Winkel, Germany. As the Founder and CEO of CARBON10B X, specializing in carbon removal solutions, and the head of Richterion Limited, a trade and investment firm, Dr. Richter is a recognized serial entrepreneur with a global presence. His notable career includes leadership roles as Chairman/Head of Office at Lukoil Asia Pacific Hong Kong Branch and as the Head of Asia at Red Lions Capital, focusing on exclusive pre-IPO opportunities. With academic appointments at esteemed institutions worldwide, including Hong Kong University of Science and Technology, City University of Hong Kong, Tongji University (Shanghai), University of Nottingham Ningbo China, Portland State University, and Pontificia Universidad Católica del Perú, Dr. Richter brings a wealth of experience. An award-winning entrepreneur, he has accumulated 20 years of cross-sectorial work experience, leaving a lasting impact across Asia, Europe, Africa, the Middle East, and Latin America. This comprehensive background positions Dr. Richter as a valuable contributor to our Board.

Jesvin Kaur will serve as our President, Chief Operating Officer and Director. Ms. Kaur has over 25 years of experience in business advisory, strategic communication solutions, reputation management, and stakeholder engagement. She is the Director of Think Tree Advisory Sdn Bhd and the Senior Advisor to Optima Strategies Ltd, where her roles involved providing strategic business advice, communication strategy, reputation management and assisting clients to navigate through a diverse range of investment and commercial challenges within the ASEAN region. Ms. Kaur headed the Research and Advisory unit at KRA Group, a regional role covering Indonesia, Malaysia and Singapore. Prior to that, she was a senior investment analyst at Maybank Securities. She had also served at the Strategy and Risk Management Division of the Securities Commission of Malaysia for over four years where she was involved in the drafting and implementation of the Capital Market Masterplan. In the region, she has advised Government Ministries and Institutions, Government-linked Investment Companies, Multinational Companies, Private Equity Funds, and a host of other corporate and investment firms, on a range of issues including market access strategy, stakeholder relations, media engagement, strategic and financial communication. Ms. Kaur has a Bachelor of Business (Accounting and Finance) from the University of Technology (Sydney) and possesses a strong network within the media, corporate and business circles. She has also completed the Lee Kuan Yew School of Public Policy Executive Education on Public Policy: Design and Implementation for Success.

We believe Ms. Kaur is qualified to serve as a member of our board of directors because of her extensive professional experience in various business advisory roles and her general leadership experience.

Shabeeb Hamad Sultan AL Darmaki will serve as an Independent Director. Mr. Al Darmaki has over 20 years of experience in private equity and sovereign wealth funds. He has experience in analysing and developing investment opportunities, launching funds and collaborating with portfolio companies to increase revenue. In his current role as the Head of Equities at the Abu Dhabi Fund for Development (the “ADFD”), a foreign aid agency and investment fund established by the government of Abu Dhabi, Mr. Al Darmaki leads projects for the origination, development, due diligence and implementation of commercially-oriented private equity investment opportunities. Prior to the ADFD, Mr. Al Darmaki worked at the Abu Dhabi Investment Authority from 1997-2007, a sovereign wealth fund which makes investments on behalf of the Government of the Emirate of Abu Dhabi, where he latterly served as a senior analyst in the private equity department.

Mr. Al Darmaki has a strong professional network throughout the UAE, Northern Africa and Central Asia, having provided his business expertise as a board member to a variety of companies throughout these regions. Currently, he serves as a board member for ALA in Farms, a leading UAE dairy company, Rebab, a Morocco-based company engaged in the exploration and development of metal mines, and Turkmen Investment Company, an investment company which facilitates international investment in strategic projects in Turkmenistan. Previously he was a board member of Sousse Nord, AL Rayan Investment Co and Alkhazna insurance UAE. Mr. Al Darmaki graduated from California State University San Bernardino in 1996 with a BA in business management and from Golden State University California in 1997 with a MSC in Finance.

We believe Mr. Al Darmaki is qualified to serve as a member of our board of directors because of his substantial executive, operational and strategic experience gained from founding and holding Chief Executive Officer and board member positions at leading companies.

Brian David Kitney will serve as an Independent Director. Mr. Kitney is a seasoned professional with over 30 years of expertise in the energy industry, having held pivotal roles in renowned Japanese companies, including Osaka Gas (Australia) Ltd, Mitsui & Co (Australia) Ltd, and JPMorgan Securities (Japan). Throughout his career, he has excelled in business development, marketing, and executive leadership. Mr. Kitney has recently immersed himself in future-energy domains, particularly focusing on LNG, hydrogen, carbon capture and storage (CCS), and renewables. His comprehensive knowledge extends to supporting developers and investors in originating and developing targeted investment opportunities. Engagements involve providing commercial advice for LNG terminals, hydrogen solutions, offshore wind assets, and oil and gas projects across Australia and Southeast Asia. Brian's academic accomplishments include an MBA from Curtin University, a Graduate Diploma of Applied Finance from Kaplan, a Graduate Diploma in Diplomacy & International Trade from Monash University, a Diploma of Financial Markets from AFMA, a Master of Applied Japanese Linguistics from Monash University, and a Post Graduate Diploma in Japanese from Swinburne University. Additionally, he is a Graduate of the Australian Institute of Company Directors (GAIDC).

We believe Mr. Kitney is qualified to serve as a member of our board of directors because of his extensive experience in energy industry and his executive, operational and strategic experience.

Nikita Jaiswal will serve as an Independent Director. Ms. Jaiswal brings over 13 years of expertise in business development, strategic partnerships, and international sales across diverse global markets. Currently serving as Senior Director, APAC at LCR Capital Partners Singapore, she has successfully led the firm's expansion into multiple Asian countries. Ms. Jaiswal's versatile skill set encompasses international expansion, business development, thought leadership, strategic planning, and effective people management. With her own venture, enJai Pte Ltd, she offers international business development and strategy consulting services. Notable roles include Director of Commercial Operations and Partnerships at LCR Capital Partners and Head of Regional Office at Gas Natural Fenosa in Singapore and Madrid. Ms. Jaiswal holds a Bilingual MBA from IESE Business School, Barcelona, and a BBA in Finance and International Business from The George Washington University, Washington, DC.

We believe Ms. Jaiswal is qualified to serve as a member of our board of directors because of her leadership experience in various executive roles and her extensive business and leadership experience.

Except with respect to the Purchase Agreement, there is no agreement or understanding between the Company and each Designee pursuant to which he or she was selected as an officer or director. No family relationships exist between any of the Designees. In addition, based on representations from the New Sponsor, there are no material proceedings to which any Designee or any associate of any such director or officer is a party adverse to our Company or has a material interest adverse to our Company.

Number, Terms of Office and Appointment of Directors and Officers

The Board of Directors consists of five members. Prior to our initial business combination, holders of our public shares will not have the right to vote on the appointment of directors during such time. Each of our directors will hold office until the first annual general meeting or their resignation or removal from office pursuant to the Current Charter. Subject to any other special rights applicable to the shareholders, any vacancies on the Board of Directors may be filled by the affirmative vote of a majority of the directors present and voting at the meeting of the Board of Directors.

Our officers are appointed by the Board of Directors and serve at the discretion of the Board of Directors, rather than for specific terms of office. The Board of Directors is authorized to appoint persons to the offices set forth in the Current Charter as it deems appropriate. The Current Charter provides that our officers may consist of one or more chief executive officers, presidents, a chief financial officer, a treasurer, vice-presidents, one or more assistant vice-presidents, one or more assistant treasurers and one or more assistant secretaries, Secretary and such other offices as may be determined by the Board of Directors.

Board Role in Risk Oversight

Our management is responsible for assessing and managing risks in our business, subject to oversight by the Board of Directors. The Board of Directors is responsible for overseeing the Company’s processes for assessing and managing risk. Each of the Chief Executive Officer and Chief Financial Officer, with input as appropriate from other appropriate management members, report and provide relevant information directly to either the Board of Directors and/or the Audit Committee on various types of identified material financial, reputational, legal, operational and business risks to which the Company is or may be subject, as well as mitigation strategies for relevant risks. The Board of Directors focuses on our general risk oversight strategy and understanding the ways in which management proactively manages risks and ensures that appropriate risk mitigation strategies are implemented by management. Various committees of the Board assist the Board in this oversight responsibility in their respective areas of responsibility as described in this Information Statement.

Director Independence

The NYSE American listing standards require that a majority of the Board of Directors be independent. An “independent director” is defined generally as a person other than an executive officer or employee of the company or its subsidiaries or any other individual having a relationship which, in the opinion of the company’s board of directors, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. The Designees have determined that, upon their appointments, Shabeeb Hamad Sultan AL Darmaki, Brian David Kitney and Nikita Jaiswal will be “independent” directors as defined in the applicable NYSE American listing standards and applicable SEC rules. Our independent directors conduct regularly scheduled meetings at which only independent directors are present.

Committees of the Board of Directors

We have standing audit, compensation, and nominating and corporate governance committees of the Board of Directors.

Each of our audit committee, compensation committee and nominating and corporate governance committee currently are and, with effect from the Director and Officer Handover Date, will be, composed solely of independent directors. Subject to phase-in rules, the rules of NYSE American and Rule 10A-3 of the Exchange Act require that the audit committee of a listed company be comprised solely of independent directors, and the rules of NYSE American require that the compensation committee and the nominating and corporate governance committee of a listed company be comprised solely of independent directors. Each committee operates under a charter that was approved by the Board of Directors and has the composition and responsibilities described below. The charter of each committee is available on our website at www.evemobility.com.

Audit Committee

We have established an audit committee of the Board of Directors.

Upon their appointments, the following members will serve as members of our audit committee:

●	Brian David Kitney in his capacity as Chairman;

•	Shabeeb Hamad Sultan AL Darmaki in his capacity as a member; and

●	Nikita Jaiswal in her capacity as a member.

Each member of the audit committee is financially literate and our board of directors has determined that Brian David Kitney qualifies as an “audit committee financial expert” as defined in applicable SEC rules and has accounting or related financial management expertise.

We have adopted an audit committee charter, which details the purpose and principal functions of the audit committee, including:

●	assisting board oversight of (1) the integrity of our financial statements, (2) our compliance with legal and regulatory requirements, (3) our independent auditor’s qualifications and independence, and (4) the performance of our internal audit function and independent auditors;

●	the appointment, compensation, retention, replacement, and oversight of the work of the independent auditors and any other independent registered public accounting firm engaged by us;

●	pre-approving all audit and non-audit services to be provided by the independent auditors or any other registered public accounting firm engaged by us, and establishing pre-approval policies and procedures;

●	reviewing and discussing with the independent auditors all relationships the auditors have with us in order to evaluate their continued independence;

●	setting clear hiring policies for employees or former employees of the independent auditors;

●	setting clear policies for audit partner rotation in compliance with applicable laws and regulations;

●	obtaining and reviewing a report, at least annually, from the independent auditors describing (1) the independent auditor’s internal quality-control procedures and (2) any material issues raised by the most recent internal quality-control review, or peer review, of the audit firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years respecting one or more independent audits carried out by the firm and any steps taken to deal with such issues;

●	meeting to review and discuss our annual audited financial statements and quarterly financial statements with management and the independent auditor, including reviewing our specific disclosures under “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations”;

●	reviewing and approving any related party transaction required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC prior to us entering into such transaction; and

●	reviewing with management, the independent auditors, and our legal advisors, as appropriate, any legal, regulatory or compliance matters, including any correspondence with regulators or government agencies and any employee complaints or published reports that raise material issues regarding our financial statements or accounting policies and any significant changes in accounting standards or rules promulgated by the Financial Accounting Standards Board, the SEC or other regulatory authorities.

Compensation Committee

We have established a compensation committee of the Board of Directors.

Upon their appointments, the following members will serve as members of our compensation committee:

●	Brian David Kitney in his capacity as Chairman;

•	Shabeeb Hamad Sultan AL Darmaki in his capacity as a member; and

●	Nikita Jaiswal in her capacity as a member.

We have adopted a compensation committee charter, which details the principal purpose and responsibility of the compensation committee, including:

●	reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation, evaluating our Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our Chief Executive Officer based on such evaluation;

●	reviewing and making recommendations to our board of directors with respect to the compensation, and any incentive-compensation and equity-based plans that are subject to board approval of all of our other officers;

●	reviewing our executive compensation policies and plans;

●	implementing and administering our incentive compensation equity-based remuneration plans;

●	assisting management in complying with our proxy statement and annual report disclosure requirements;

●	approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our officers and employees;

●	producing a report on executive compensation to be included in our annual proxy statement; and

●	reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

The charter also provides that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, independent legal counsel or other adviser and is directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by NYSE American and the SEC.

Nominating and Corporate Governance Committee

We have established a nominating and corporate governance committee of the Board of Directors.

Upon their appointments, the following members will serve as members of our nominating and corporate governance committee:

●	Brian David Kitney in his capacity as Chairman;

•	Shabeeb Hamad Sultan AL Darmaki in his capacity as a member; and

●	Nikita Jaiswal in her capacity as a member.

We have adopted a nominating and corporate governance committee charter, which details the purpose and responsibilities of the nominating and corporate governance committee, including:

●	identifying, screening and reviewing individuals qualified to serve as directors and recommending to the board of directors candidates for nomination for election at a general annual meeting or to fill vacancies on the board of directors;

●	developing, recommending to the board of directors and overseeing implementation of our corporate governance guidelines;

●	coordinating and overseeing the annual self-evaluation of the board of directors, its committees, individual directors and management in the governance of the Company; and

●	reviewing on a regular basis our overall corporate governance and recommending improvements as and when necessary.

The charter also provides that the nominating and corporate governance committee may, in its sole discretion, retain or obtain the advice of, and terminate, any search firm to be used to identify director candidates, and is directly responsible for approving the search firm’s fees and other retention terms.

We have not formally established any specific, minimum qualifications that must be met or skills that are necessary for directors to possess. In general, in identifying and evaluating nominees for director, the Board of Directors considers educational background, diversity of professional experience, knowledge of our business, integrity, professional reputation, independence, wisdom, and the ability to represent the best interests of our shareholders. Prior to our initial business combination, holders of our public shares will not have the right to recommend director candidates for nomination to the Board of Directors.

Code of Ethics

We have adopted a code of ethics and business conduct (our “code of ethics”) applicable to our directors, officers and employees. We have filed a copy of our code of ethics as an exhibit to the 2022 Annual Report on Form 10-K filed with the SEC. We have also posted a copy of our code of ethics and the charters of our audit committee, compensation committee and nominating and corporate governance committee on our website www.evemobility.com under “Documents and SEC Filings.” Our website and the information contained on, or that can be accessed through, the website is not deemed to be incorporated by reference in, and is not considered part of, this Information Statement. You are able to review these documents by accessing our public filings at the SEC’s web site at www.sec.gov. In addition, a copy of the code of ethics will be provided without charge upon request from us. We intend to disclose any amendments to or waivers of certain provisions of our code of ethics in a Current Report on Form 8-K.

Shareholder Communications

Following the change of control of the Board of Directors, our shareholders can send communications to the new Board of Directors by writing to the New Sponsor.

INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS

During the past 10 years no current or incoming director, executive officer, promoter or control person of the Company has, to its knowledge (which, in relation to any such incoming person, is based on representations from the New Sponsor), been involved in any of the following:

(1) a petition under the federal bankruptcy laws or any state insolvency law which was filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of such person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing;

(2) such person was convicted in a criminal proceeding or is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses);

(3) such person was the subject of any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from, or otherwise limiting, the following activities:

i.	acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission, or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity;

ii.	engaging in any type of business practice; or

iii.	engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of federal or state securities laws or federal commodities laws;

(4) such person was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any federal or state authority barring, suspending or otherwise limiting for more than 60 days the right of such person to engage in any activity described in paragraph (3)(i) of this section, or to be associated with persons engaged in any such activity;

(5) such person was found by a court of competent jurisdiction in a civil action or by the SEC to have violated any federal or state securities law, and the judgment in such civil action or finding by the SEC has not been subsequently reversed, suspended, or vacated;

(6) such person was found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated;

(7) such person was the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of:

i.	Any federal or state securities or commodities law or regulation; or

ii.	Any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order; or

iii.	Any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

(8) such person was the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26))), any registered entity (as defined in Section 1(a) (29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of the Company’s Ordinary Shares by (i) each shareholder known by the Company to be the beneficial owner of more than 5% of the Company’s Ordinary Shares, (ii) by the current directors and executive officers of the Company, and (iii) each of the Company’s officers and directors that is expected to hold such offices with effect from the Director and Officer Handover Date.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all Ordinary Shares beneficially owned by them. The following table does not reflect record or beneficial ownership of the private placement warrants underlying the Private Placement Units as these warrants are not exercisable within 60 days of the date of February 6, 2024.

Class A Ordinary Shares
Name and Address of Beneficial Owner(1)	Beneficially Owned	Approximate Percentage of Class Issued and Outstanding Ordinary Shares
EVe Mobility Sponsor LLC (Sponsor)(2)	9,316,190	59.7%
Kash Sheikh	9,316,190	59.7%
10X Capital(3)	—	—
Maximilian A. Staedtler(3)	—	—
Osman Ahmed(3)	—	—
Curtis Pierce(3)	—	—
Scott Painter(3)	—	—
Georg Bauer(3)	—	—
Sue Callaway(3)	—	—
Carla Bailo(3)	—	—
Regina Shekerdemian(3)	—	—
Khairul Azmi Bin Ismaon	—	—
Dr. Ulf Henning Richter	—	—
Jesvin Kaur	—	—
Shabeeb Hamad Sultan AL Darmaki	—	—
Brian David Kitney	—	—
Nikita Jaiswal	—	—
All directors and executive officers as a group prior to appointment of 14F Directors (9 individuals)	9,316,190	59.7%
All directors and executive officers as a group (6 individuals) after appointment of 14F Directors	—	—
Cantor Fitzgerald Securities (4)	1,984,999	12.7%
Saba Capital Management, L.P. (5)	1,834,914	5.3%

*	Less than one percent.

(1)	Unless otherwise noted, the business address of each of the following entities or individuals is c/o EVe Mobility Acquisition Corp, 4001 Kennett Pike, Suite 302, Wilmington, DE 19807.

(2)	The Sponsor is the record holder of the Class A Ordinary Shares reported herein. The Sponsor is controlled by a board of manager comprised of Kash Sheikh. Mr. Sheikh has voting and investment discretion of the Class A Ordinary Shares held by the Sponsor, and accordingly may be deemed to have beneficial ownership of such shares.

(3)	Does not include any shares indirectly owned as a result of a direct or indirect membership interest in the Sponsor.

(4)	Shares beneficially owned are based on Schedule 13G/A filed with the SEC on February 14, 2023, by Cantor Fitzgerald Securities (“CFS”) and Cantor Fitzgerald & Co. (“CF&CO”), with respect to the Class A Ordinary Shares each of CFS and CF&CO directly owns, which information has not been independently confirmed. Cantor Fitzgerald, L.P. (“Cantor”), indirectly, holds a majority of the ownership interests of each CFS and CF&CO. CF Group Management, Inc. (“CFGM”), is the managing general partner of Cantor and directly, or indirectly, controls the managing general partners of CFS and CF&CO. Mr. Lutnick is Chairman and Chief Executive of CFGM and trustee of CFGM’s sole stockholder. As such, each of Cantor, CFGM and Mr. Lutnick may be deemed to have beneficial ownership of the securities directly held by CFS and CF&CO. CFS owns 1,874,999 Class A Ordinary Shares and CF&CO owns 110,000 Class A Ordinary Shares, and each of CFS and CF&CO has shared voting and dispositive power with respect to their respective Class A Ordinary Shares. Each of Cantor, CFGM and Mr. Lutnick has shared voting and dispositive power with respect to 1,984,999 Class A Ordinary Shares. The address of each shareholder, as reported in the Schedule 13G/A, is 110 East 59th Street, New York, New York 10022.

(5)	Shares beneficially owned are based on Schedule 13G filed with the SEC on February 14, 2023, by Saba Capital Management, L.P., a Delaware limited partnership (“Saba Capital”), Saba Capital Management GP, LLC, a Delaware limited liability company (“Saba GP”) and Mr. Boaz R. Weinstein, which information has not been independently confirmed. Each of Saba Capital, Saba GP and Mr. Weinstein has shared voting and dispositive power with respect to 1,834,914 Class A Ordinary Shares. The address of each shareholder, as reported in the Schedule 13G/A, is 405 Lexington Avenue, 58th Floor, New York, New York 10174.

Our initial shareholders beneficially own approximately 60% of the issued and outstanding ordinary shares. Holders of our Class A Ordinary Shares will not have the right to appoint any directors to the Board of Directors prior to our initial business combination. In addition, because of their ownership block, our initial shareholders may be able to effectively influence the outcome of all other matters requiring approval by our shareholders, including amendments to the Current Charter and approval of significant corporate transactions.

Change in Control

Except for the transactions contemplated by the Purchase Agreement, we do not currently have any arrangements which, if consummated, may result in a change of control of the Company.

Compliance with Section 16(a) of the Exchange Act

Section 16(a) of the Exchange Act requires our officers, directors and persons who own more than 10% of Class A Ordinary Shares to file reports of ownership and changes in ownership with the SEC. Officers, directors and persons who beneficially own more than 10% of our Class A Ordinary Shares are required by regulation to furnish us with copies of all Section 16(a) forms they file. To the best of our knowledge (based upon a review of such forms), we believe that during the year ended December 31, 2023 there were no delinquent filers with the following exceptions: each of Maximilian A. Staedtler, Curtis Pierce and Osman Ahmed failed to file a Form 3 within 10 days of their appointment as officers of EVe on October 3, 2023 and instead filed such forms on October 20, 2023.

COMPENSATION OF DIRECTORS AND OFFICERS

None of our directors or officers have received any cash compensation for services rendered to us. Commencing on the date that our securities are first listed on the NYSE through the earlier of consummation of our initial business combination and our liquidation, we will pay the Sponsor or an affiliate of the Sponsor a total of $10,000 per month for office space, administrative and support services. The agreement that provided for those payments is being terminated in connection with the Sponsor Handover, and amounts outstanding will be forgiven. The Sponsor, directors and officers, or any of their respective affiliates, will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Our audit committee will review on a quarterly basis all payments that were made by us to the Sponsor, directors, officers or our or any of their respective affiliates.

After the completion of our initial business combination, directors or members of our management team who remain with us may be paid consulting, management or other compensation from the post-transaction company. All compensation will be fully disclosed to shareholders, to the extent then known, in the tender offer materials or proxy solicitation materials furnished to our shareholders in connection with a proposed business combination. It is unlikely the amount of such compensation will be known at the time, because the directors of the post-combination business will be responsible for determining executive officer and director compensation. Any compensation to be paid to our officers after the completion of our initial business combination will be determined by a compensation committee constituted solely by independent directors.

We are not party to any agreements with our directors and officers that provide for benefits upon termination of employment. The existence or terms of any such employment or consulting arrangements may influence our management’s motivation in identifying or selecting a target business, and we do not believe that the ability of our management to remain with us after the consummation of our initial business combination should be a determining factor in our decision to proceed with any potential business combination.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except for the ownership of the Company’s securities, neither the Designees nor holders of more than 10% of any class of our Ordinary Shares, nor any member of the immediate family of such person, have, to the knowledge of the Company (which, in relation to any Designee, is based on representations from the New Sponsor), had a material interest, direct or indirect, during the fiscal year ended December 31, 2023, or the fiscal year ended December 31, 2022, in any transaction or proposed transaction which may materially affect the Company.

Related Party Transactions

Founder Shares

On April 7, 2021, the Sponsor paid $25,000 in consideration for 7,187,500 Class B Ordinary Shares (the “Founder Shares”). On September 3, 2021, the Company effected a share capitalization of an additional 2,395,833 Class B Ordinary Shares, resulting in an aggregate of 9,583,333 Class B Ordinary Shares outstanding. On September 27, 2021, the Company surrendered 1,916,666 Class B Ordinary Shares for no consideration, resulting in an aggregate of 7,666,667 Class B Ordinary Shares. On December 14, 2021, the Company effected a share capitalization of 766,666 Class B Ordinary Shares, resulting in the initial shareholders holding an aggregate of 8,433,333 Founder Shares. The Founder Shares included an aggregate of up to 1,100,000 Class B Ordinary Shares subject to forfeiture by the Sponsor to the extent that the underwriters’ over-allotment option was not exercised in full or in part, so that the Sponsor and its permitted transferees would own, on an as-converted basis, 25% of the Company’s issued and outstanding shares after the Company’s initial public offering. On December 17, 2021, with the partial exercise of the underwriters’ over-allotment option, 1,000,000 Class B Ordinary Shares were no longer subject to forfeiture, leaving 100,000 Class B Ordinary Shares subject to forfeiture. On January 14, 2022, the Company forfeited the remaining portion of the over-allotment option, thus, 100,000 Class B Ordinary Shares were forfeited.

On June 14, 2023, the Sponsor converted all of its Class B Ordinary Shares on a one-for-one basis into Class A Ordinary Shares.

Promissory Note - Related Party

On April 6, 2021, the Company issued an unsecured promissory note to the Sponsor, which was amended and restated on September 3, 2021 (the “Promissory Note”), pursuant to which the Company had the option to borrow up to an aggregate principal amount of $300,000 to cover expenses related to the Company’s initial public offering. The Promissory Note was non-interest bearing and was payable on the earlier of December 31, 2022 or the completion of the Company’s initial public offering. The outstanding balance under the Promissory Note of $216,353 was repaid and the Promissory Note was terminated at the closing of the Company’s initial public offering on December 17, 2021.

Related Party Loans

In addition, in order to finance transaction costs in connection with an initial business combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s prior officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes an initial business combination, the Company would repay the Working Capital Loans out of the proceeds held in the Company’s trust account (the “Trust Account”) released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that an initial business combination is not completed, the Company may use a portion of the proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. The Working Capital Loans would either be repaid upon consummation of an initial business combination, without interest, or, at the lender’s discretion, up to $1,500,000 of such Working Capital Loans may be convertible into units at a price of $10.00 per unit at the option of the lender. The units would be identical to the Private Placement Units.

On May 15, 2023, the Company issued to the Sponsor a convertible working capital note in the aggregate principal amount of up to $1,500,000 in order to finance working capital requirements and transaction costs in connection with an initial business combination (the “Working Capital Note”). The principal of this Working Capital Note may be drawn down from time to time prior to the Maturity Date (as defined below) at the request of the Company (each, a “Drawdown Request”). Each Drawdown Request must state the amount to be drawn down and must not be an amount less than $10,000 unless otherwise agreed by the Company and the Sponsor. The Working Capital Note may be settled, at the option of the Sponsor, in units of the Company, comprised of one Class A Ordinary Share and one-half of one warrant (“Working Capital Units”), at a conversion price of $10.00 per Working Capital Unit. The Working Capital Note will not bear any interest and will be repayable by the Company to the Sponsor upon the earlier of (i) June 17, 2024 and (ii) the date on which the Company consummates an initial business combination.

The Working Capital Units, including the underlying securities, are identical to the Private Placement Units and may not, subject to certain limited exceptions, be transferred, assigned or sold until 30 days after the completion of an initial business combination, and will be entitled to registration rights. The warrants underlying the Working Capital Units (“Working Capital Warrants”) will be identical to the Private Placement Warrants, including that each whole Working Capital Warrant will entitle the holder thereof to purchase one Class A Ordinary Share at a price of $11.50 per share, subject to the same adjustments applicable to the Private Placement Warrants. The Working Capital Units, including the underlying securities, will not be registered under the Securities Act of 1933, and will be issued in reliance on the exemption from registration requirements thereof provided by Section 4(a)(2) of the Securities Act of 1933.

At September 30, 2023 and December 31, 2022, the outstanding amount of the Working Capital Note was $157,392.14 and $0, respectively.

On October 2, 2023, October 31, 2023, November 6, 2023, and December 31, 2023, the Company increased the borrowings of the Working Capital Note by $37,116, $70,603.86, $54,396.14, and $104,516.13, respectively, to increase the outstanding amount to $424,024.27.

Related Party Policy

We have not adopted a formal policy for the review, approval or ratification of related party transactions. Accordingly, the transactions discussed above were not reviewed, approved or ratified in accordance with any such policy.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

The Company is subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance with that act, files periodic reports, documents and other information with the SEC relating to its business, financial statements and other matters. These reports and other information are available on the SEC’s website at www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

EVE MOBILITY ACQUISITION CORP

February 6, 2024

	By:	/s/ Curtis Pierce
Name: Curtis Pierce
Title: Chief Financial Officer